Prospectus Supplement No. 3
Filed pursuant to Rules 424(b)(3)
Registration Statement No. 333-129412

Prospectus Supplement No. 3 dated March 24, 2006

(to the Prospectus dated November 15, 2005)

66,628,217 Shares of Common Stock

This prospectus supplement should be read in conjunction with the prospectus dated November 15, 2005, as supplemented and amended by Supplement No. 1 dated November 15, 2005 and Supplement No. 2 dated December 27, 2005 (the “Prospectus”), relating to the offer and sale from time to time by the selling shareholders identified in the Prospectus of up to 66,628,217 shares of the common stock of DrugMax, Inc. We will not receive any of the proceeds from the sale of the common stock being sold by the selling shareholders.

On March 24, 2006, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K, wherein we disclosed the receipt of a non-compliance letter from Nasdaq.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 3 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Supplement No. 3 supersedes the information contained in the Prospectus.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 2 of the Prospectus dated November 15, 2005.

_______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 3 is truthful or complete.  Any representation to the contrary is a criminal offense.

_______________________

The date of this Prospectus Supplement No. 3 is March 24, 2006.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 20, 2006

DrugMax, Inc.
(Exact name of registrant as specified in its charter)

STATE OF NEVADA	1-15445	34-1755390
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

312 Farmington Avenue
Farmington, CT 06032-1968
(Address of principal executive offices)

Registrant’s telephone number, including area code: (860) 676-1222

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On March 20, 2006, the Company received a letter from Nasdaq notifying the Company that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4).

In accordance with Marketplace Rule 4310(c)(8)(D), Nasdaq will provide the Company with 180 calendar days, or until September 18, 2006, to regain compliance. If at any time before September 18, 2006, the bid price of the Company’s common stock closes at $1.00 or more for a minimum of 10 consecutive business days, the Company will regain compliance with Rule 4310(c)(4) and Nasdaq will confirm such compliance. If compliance with this rule cannot be demonstrated by September 18, 2006, Nasdaq will determine whether the Company meets the Nasdaq Capital Market’s initial listing requirements, except for the bid price requirements. If it meets such initial listing requirements, Nasdaq will provide the Company with an additional 180-day compliance period. If the Company is not eligible for the additional compliance period, Nasdaq will provide written notification that the Company’s common stock will be delisted. At that time, the Company may appeal Nasdaq’s determination to delist the common stock to a Listings Qualifications Panel.

During the compliance period(s), the Company intends to continue to aggressively execute on its business plan, including its plan to increase its sales through organic growth and through the acquisition of pharmacies, and its plan to increase margins by focusing on higher-margin products. In the recently completed fiscal year, the Company recognized one-time expenses related to its decision to discontinue the low-margin wholesale legacy business. Starting with the first quarter of 2006, the Company’s financial performance will no longer be encumbered by the discontinued operations and the Company will more effectively be allowed to focus on its higher-margin business. During the compliance period(s), the Company also will continue to present to new investors, market makers and analysts through, among other avenues, industry and investment capital forums. Finally, the Company will also continue to monitor its stock price closely and will consider its options in the event its stock price remains below $1.00. No assurances can be made at this point as to whether the Company will regain compliance.

On March 24, 2006, DrugMax issued press releases announcing the Nasdaq letter. A copy of this press release is furnished as Exhibit 99.1 to this report.

Item 9.01	Financial Statements and Exhibits.

99.1	Press Release dated March 24, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

DRUGMAX, INC.

By:	/s/Edgardo A. Mercadante
Edgardo A. Mercadante, Chief Executive Officer
and President

Dated: March 24, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Press Release dated March 24, 2006

Exhibit 99.1
FOR IMMEDIATE RELEASE:

DRUGMAX RECEIVES NON-COMPLIANCE LETTER

FARMINGTON, CT (March 24, 2006) - DrugMax, Inc. (Nasdaq: DMAX), a specialty pharmacy and medical specialty product provider, today announced that, on March 20, 2006, the Company received a letter from Nasdaq notifying the Company that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4).

In accordance with Marketplace Rule 4310(c)(8)(D), Nasdaq will provide the Company with 180 calendar days, or until September 18, 2006, to regain compliance. If at any time before September 18, 2006, the bid price of the Company’s common stock closes at $1.00 or more for a minimum of 10 consecutive business days, the Company will regain compliance with Rule 4310(c)(4) and Nasdaq will confirm such compliance. If compliance with this rule cannot be demonstrated by September 18, 2006, Nasdaq will determine whether the Company meets the Nasdaq Capital Market’s initial listing requirements, except for the bid price requirements. If it meets such initial listing requirements, Nasdaq will provide the Company with an additional 180-day compliance period. If the Company is not eligible for the additional compliance period, Nasdaq will provide written notification that the Company’s common stock will be delisted. At that time, the Company may appeal Nasdaq’s determination to delist the common stock to a Listings Qualifications Panel.

During the compliance period(s), the Company intends to continue to aggressively execute on its business plan, including its plan to increase its sales through organic growth and through the acquisition of pharmacies, and its plan to increase margins by focusing on higher-margin products. In the recently completed fiscal year, the Company recognized one-time expenses related to its decision to discontinue the low-margin wholesale legacy business. Starting with the first quarter of 2006, the Company’s financial performance will no longer be encumbered by the discontinued operations and the Company will more effectively be allowed to focus on its higher-margin business. During the compliance period(s), the Company also will continue to present to new investors, market makers and analysts through, among other avenues, industry and investment capital forums. Finally, the Company will also continue to monitor its stock price closely and will consider its options in the event its stock price remains below $1.00. No assurances can be made at this point as to whether the Company will regain compliance.

About DrugMax, Inc.

DrugMax, Inc. is a specialty pharmacy and medical specialty product provider formed by the merger on November 12, 2004 of DrugMax, Inc. and Familymeds Group, Inc. DrugMax works closely with doctors, patients, managed care providers, medical centers and employers to improve patient outcomes while delivering low cost and effective healthcare solutions. The Company is focused on building an integrated specialty drug platform through its pharmacy and specialty pharmaceutical operations. DrugMax operates 85 locations, including 7 franchised locations, in 14 states under the Arrow Pharmacy & Nutrition Center and Familymeds Pharmacy brand names. The Company also operates Worksite PharmacySM, which provides solutions for major employer groups, as well as specialty pharmaceutical distribution directly to physicians and other healthcare providers. The DrugMax platform is designed to provide services for the treatment of acute and complex health diseases including chronic medical conditions such as cancer, diabetes and pain management. The Company often serves defined population groups on an exclusive, closed panel basis to maintain costs and improve patient outcomes. DrugMax offers a comprehensive selection of brand name and generic pharmaceuticals, non-prescription healthcare-related products, and diagnostic supplies to its patients, physicians, clinics, long- term care and assisted living centers. More information about DrugMax can be found at http://www.drugmax.com. The Company's online product offering can be found at http://www.familymeds.com.

Safe Harbor Provisions

Certain oral statements made by management from time to time and certain statements contained in press releases and periodic reports issued by DrugMax, Inc., including those contained herein, that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements, are statements regarding the intent, belief or current expectations, estimates or projections of DrugMax, its directors or its officers about DrugMax and the industry in which it operates, and include among other items, statements regarding its growth strategies and its stock price. Although DrugMax believes that its expectations are based on reasonable assumptions, it can give no assurance that the anticipated results will occur. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are generally intended to identify forward-looking statements. Important factors that could cause the actual results to differ materially from those in the forward-looking statements include, among other items, (a) management's ability to successfully implement its business and growth strategies, including its ability to acquire other businesses, open new Worksite locations, and improve sales and profitability, (b) the Company’s ability to regain compliance with the listing requirements of the Nasdaq Capital Market. DrugMax disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, contact:
DrugMax, Inc.
Cindy Berenson, 860.676.1222 x138; berenson@familymeds.com

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